11019131

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH., D.C.
189

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-01523

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

FIRST SOUTHWEST COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 North St. Paul Street, Suite 800
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Commons (214) 953 – 4000
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

2323 Victory Ave, Suite 2000 (Address) Dallas (City) Texas (State) 75219 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David A. Commons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of First Southwest Company, as of and for the year ended December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

DANA S. JUERGENSEN
Notary Public, State of Texas
My Commission Expires
September 21, 2011

Notary Public

Signature

Chief Financial Officer, SVP
Title

This report ** contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since of the previous audit (supplemental report on internal control).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Schedules

First Southwest Company
Year Ended December 31, 2010
With Report and Supplemental Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT.

First Southwest Company

Financial Statements and Supplemental Schedules

Year Ended December 31, 2010

Contents

Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

Board of Directors
First Southwest Company

We have audited the accompanying statement of financial condition of First Southwest Company (the Company) as of December 31, 2010, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Southwest Company at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2011

First Southwest Company

Statement of Financial Condition

December 31, 2010

Assets	
Cash and cash equivalents	$ 3,029,164
Receivable from brokers, dealers, and clearing organizations	148,464,338
Receivable from customers, net of allowance for losses of $1,280,426	183,133,413
Marketable securities	18,930,534
Securities purchased under agreements to resell	79,951,427
Furniture, equipment, and leaseholds, net	7,863,217
Intangible assets, net	11,025,147
Other assets and deferred charges	12,627,624
Total assets	$ 465,024,864
Liabilities and stockholder's equity	
Drafts payable	$ 8,797,803
Short-term bank loans	40,250,000
Securities sold under agreements to repurchase	137,342,913
Payable to brokers, dealers, and clearing organizations	65,632,250
Payable to customers	79,770,028
Securities sold, not yet purchased	4,943,641
Deferred tax liability, net	3,093,082
Other liabilities and deferred credits	50,245,911
Total liabilities	390,075,628
Commitments and contingencies *(see Note 14)*	
Stockholder's equity:	
Common stock, $.01 par value – Authorized, issued, and outstanding, 500 shares	5
Additional paid-in capital	27,512,574
Retained earnings	47,436,657
Total stockholder's equity	74,949,236
Total liabilities and stockholder's equity	$ 465,024,864

See accompanying notes.

First Southwest Company

Statement of Income

Year Ended December 31, 2010

Revenues	
Financial advisory fees	$ 55,663,473
Net gain on principal transactions	1,655,709
Clearing services	5,379,220
Commissions	23,718,457
Underwriting profits	2,418,503
Interest	8,306,651
Other	3,205,138
Total revenues	100,347,151
Interest expense	917,327
Revenues, net of interest expense	99,429,824
Non-interest expenses	
Employee compensation and benefits	61,827,842
Occupancy, equipment, and computer service costs	8,626,393
Floor brokerage and clearing organization charges	1,143,110
Communications	4,590,806
Intangible asset amortization	1,796,424
Professional services	2,015,718
Other operating expenses	9,063,100
Total non-interest expenses	89,063,393
Income before provision for income taxes	10,366,431
Provision for income taxes	3,848,852
Net income	$ 6,517,579

See accompanying notes.

First Southwest Company

Statement of Changes in Stockholder's Equity

	Common Stock				
	Shares	**Amount**	**Additional Paid-In Capital**	**Retained Earnings**	**Total Stockholder's Equity**
Balance – January 1, 2010	500	$ 5	$ 27,022,426	$ 40,919,078	$ 67,941,509
Stock-based compensation expense	–	–	490,148	–	490,148
Net income	–	–	–	6,517,579	6,517,579
Balance – December 31, 2010	**500**	**$ 5**	**$ 27,512,574**	**$ 47,436,657**	**$ 74,949,236**

See accompanying notes.

First Southwest Company

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities		
Net income	$	6,517,579
Adjustments to reconcile net income to net cash flows used in operating activities:		
Depreciation and amortization		3,157,733
Deferred income taxes		(1,017,292)
Loss on disposal of furniture, equipment, and leaseholds		25,992
Stock-based compensation expense		490,148
Amortization of intangible asset		1,796,424
Increase (decrease) in cash attributable to changes in operating assets and liabilities:		
Receivable from brokers, dealers, and clearing organizations		(39,717,020)
Receivable from customers		(58,644,510)
Marketable securities		5,252,701
Securities purchased under agreements to resell		(79,951,427)
Other assets and deferred charges		(102,639)
Drafts payable		830,748
Payable to brokers, dealers, and clearing organizations		(42,640,254)
Payable to customers		14,859,047
Securities sold, not yet purchased		1,924,891
Other liabilities and deferred credits		7,076,173
Net cash used in operating activities		(180,141,706)
Investing activity		
Purchase of furniture, equipment, and leaseholds		(3,873,797)
Net cash used in investing activity		(3,873,797)
Financing activities		
Net increase in short-term bank loans		40,250,000
Net increase in securities sold under agreements to repurchase		137,342,913
Net cash provided by financing activities		177,592,913
Net decrease in cash and cash equivalents		(6,422,590)
Cash and cash equivalents – beginning of year		9,451,754
Cash and cash equivalents – end of year	$	3,029,164
Supplemental disclosures of cash flow information:		
Net cash paid for state income tax	$	284,486
Cash paid for interest	$	893,578

See accompanying notes.

1. Organization and Nature of Business

First Southwest Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges, the Securities Investor Protection Corporation, and the Financial Industry Regulatory Authority.

The Company is a wholly owned subsidiary of First Southwest Holdings, LLC (Holdings), which is a wholly owned subsidiary of PlainsCapital Bank, which is a wholly owned subsidiary of PlainsCapital Corporation (Plains).

2. Significant Accounting Policies

Securities Transactions

All principal securities transactions, commissions, and expenses are accounted for on a trade date basis. Customer securities transactions are recorded on a settlement date basis.

Marketable securities are held to facilitate principal transactions with customers and are carried at fair value with changes in fair value reflected in the statement of income.

Investment Banking and Advisory Services

Financial advisory fees and underwriting revenues are recognized as revenue when services for the transaction are completed. Transaction-related expenses incurred prior to closing or termination of an engagement or transaction are deferred and later expensed to match revenue recognition.

Clearing Services

Under clearing agreements, the Company clears trades for unaffiliated correspondent brokers and charges fees or retains a portion of commissions for its services. Clearing services revenue is recorded net of commissions remitted.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include cash on hand, cash in depository accounts with other financial institutions, and money market investments with original maturities of 90 days or less.

Cash and securities segregated for regulatory purposes are not included as cash and cash equivalents for purposes of the statement of cash flows because such assets are segregated for the benefit of customers only.

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) are treated as collateralized financings and carried at the amounts at which the securities will be subsequently resold as specified in the agreements. The Company is in possession of collateral with a fair value equal to or in excess of the contract amounts.

Furniture, Equipment, and Leaseholds

Furniture, equipment, and leaseholds are carried at cost, net of accumulated depreciation and amortization. Depreciation of furniture and equipment is provided using a straight-line method over the estimated useful life of the asset ranging from 3 to 7 years. Leaseholds are amortized on a straight-line basis over the life of the related lease, or the estimated useful life if shorter, ranging from 1 to 11 years. As of December 31, 2010, the Company had accumulated depreciation and amortization of $12,814,011. Depreciation and amortization expense for the year ended December 31, 2010, was $3,157,733.

Intangible Assets and Goodwill

Goodwill represents the excess of the fair value of the net assets of the Company over the cost to acquire the Company. The Company was acquired by Plains on December 31, 2008. The acquisition was recorded at estimated fair value on the acquisition date, and the purchase price has been reflected in the financial statements. The purchase price allocation resulted in net assets acquired in excess of consideration paid, a difference that will remain in the Company's statement of financial condition until a contingency related to the fair value of certain auction rate bonds acquired is settled.

2. Significant Accounting Policies (continued)

Intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. The Company's intangible assets relate to customer relationships, internally developed software, trademarks, and non-compete agreements with key employees. Intangible assets are amortized over their estimated useful lives, either on a straight-line or an accelerated basis. Intangible assets are evaluated for impairment on an annual basis or as indicators of impairment arise.

Customer Receivables and Allowance for Losses

The Company clears securities transactions for its customers and for various correspondent broker-dealers on a fully disclosed basis. The Company provides for estimated losses on customer receivables, principally margin loans, based on management's evaluation and historical experience related to such activity.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank and sight overdrafts under a sweep agreement with a bank.

Securities-Lending Activities

Securities-borrowed and securities-loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other assets in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest income and interest expense associated with collateralized financings are included in the accompanying statement of income.

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price. Collateral is valued daily, and the Company may require counterparties to return collateral pledged when appropriate.

Subsequent Events

The Company has evaluated events and transactions occurring through February 24, 2011, the date the financial statements were issued, for potential recognition or disclosure in the financial statements.

3. Cash and Securities Segregated for Regulatory Purposes

At December 31, 2010, the Company was not required to segregate cash and securities in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Act). Also at December 31, 2010, the Company was not required to segregate cash or securities in a special reserve account for the benefit of proprietary accounts of introducing brokers under the Proprietary Accounts of Introducing Broker-Dealers (PAIB) rule.

4. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2010, including the following:

Receivable from:	
Securities borrowed	$ 34,494,770
Correspondents	102,696,750
Securities failed to deliver	4,287,357
Clearing organizations	6,925,964
Due from dealers	59,497
	$ 148,464,338
Payable to:	
Securities loaned	$ 39,660,025
Correspondents	24,171,248
Securities failed to receive	1,139,639
Clearing organizations	661,338
	$ 65,632,250

5. Receivable from and Payable to Customers

The amounts receivable from and payable to customers represent balances resulting from normal cash and margin transactions. Securities owned by customers and held as collateral for receivables from customers and securities sold short by customers are not reflected in the Company's financial statements. The Company pays interest at rates that fluctuate with market rates (.05% at December 31, 2010) on customer funds held for reinvestment. Included in payable to customers at December 31, 2010, is $72,150,265 of funds held for reinvestment.

6. Marketable Securities

Marketable securities owned and securities sold, not yet purchased, at December 31, 2010, which are carried at fair value, include the following:

	Owned	Sold, Not Yet Purchased
Municipal bond obligations	$ 13,760,301	$ –
Corporate debt securities	26,625	–
Certificates of deposit	93,608	–
U.S. government and government agency obligations	5,050,000	4,943,641
	$ 18,930,534	$ 4,943,641

7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and assumes that transactions upon which fair value measurements are based occur in the principal market for the asset or liability being measured. Fair value measurements exclude transaction costs and are not the result of forced transactions.

Accounting principles utilize a fair value hierarchy that classifies fair value measurements based upon the inputs used in valuing the assets or liabilities that are the subject of fair value measurements. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as indicated below.

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 inputs: Observable inputs other than Level 1 prices. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from or corroborated by market data, among others.

7. Fair Value Measurements (continued)

Level 3 inputs: Unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing assets or liabilities. Level 3 inputs include pricing models and discounted cash flow techniques, among others.

All marketable securities and securities sold, not yet purchased, are reported at fair value using Level 2 inputs. The Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, and the financial instruments' terms and conditions, among other things. At December 31, 2010, the Company's marketable securities are reported at fair value of $18,930,534 and securities sold, not yet purchased, are reported at fair value of $4,943,641 using Level 2 inputs.

8. Intangible Assets and Goodwill

The acquisition of the Company on December 31, 2008, by Plains was recorded at estimated fair value on the acquisition date and the purchase price has been pushed down and recorded in the Company's financial statements. The largest component of intangible assets is customer relationships, which are amortized over 15 years on an accelerated basis. Other intangible assets include trademarks, non-compete agreements, and internally developed software, which are amortized on a straight-line basis over periods ranging from 3 to 10 years. As of December 31, 2010, the Company had accumulated amortization of $2,945,853. The Company recorded amortization of $1,796,424 for the year ended December 31, 2010.

Future amortization for the fiscal years ended December 31 are as follows:

2011	$ 1,698,429
2012	1,308,429
2013	1,199,428
2014	1,092,428
2015	993,428
Thereafter	4,733,005
	$ 11,025,147

8. Intangible Assets and Goodwill (continued)

The purchase price allocation resulted in net assets acquired in excess of consideration paid of $8,330,558. This negative goodwill has been recorded as a contingent liability, and included in other liabilities and deferred credits, until a contingency related to the fair value of certain auction rate bonds acquired is settled. Settlement of the contingent consideration is expected to take place on or about December 31, 2012. Upon resolution of this contingency, the acquisition cost of the Company may increase, resulting in a smaller excess of net assets acquired over consideration paid, or in certain circumstances, an excess of consideration paid over net assets acquired that would result in recording goodwill from the transaction.

9. Short-Term Bank Loans

The Company has noncommitted credit arrangements with commercial banks for broker loan lines up to $140,000,000. These lines of credit are used primarily to finance securities owned, securities held for correspondent accounts, receivables in customers' margin accounts, and underwriting activities. These credit arrangements are provided on an "as offered" basis and are not committed lines of credit. These arrangements can be terminated at any time by the lender. Any outstanding balance under these credit arrangements is due on demand and bears interest at rates indexed to the federal funds rate (1.5% at December 31, 2010). At December 31, 2010, the Company had $40,250,000 of short-term bank loans outstanding under these arrangements.

10. Securities Sold Under Agreements to Repurchase

At December 31, 2010, the Company held various domestic repurchase agreements totaling $137,342,913 used to finance reverse repurchase agreements, securities held for correspondent accounts, and customers' margin loans. The repurchase agreements mature on various dates within one year and have a weighted-average interest rate of 0.33%.

11. Income Taxes

The Company files a consolidated federal income tax return with Plains. Federal income taxes of the Company, as calculated on a separate return basis, are payable to Holdings and are included in other liabilities and deferred credits in the statement of financial condition.

11. Income Taxes (continued)

Components of the provision for income taxes for the year ended December 31, 2010, are as follows:

Current:	
Federal	$ 4,974,080
State	557,567
Total current	5,531,647
Deferred:	
Federal	(1,697,110)
State	14,315
Total deferred	(1,682,795)
Total provision for income taxes	$ 3,848,852

A reconciliation between the amount of the reported provision for income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (35%) times income before provision for income taxes) for the year ended December 31, 2010, is as follows:

Expected provision for income taxes	$ 3,628,251
Tax exempt interest, net of related interest expense	(267,452)
Nondeductible expenses	118,043
State income taxes, net of federal benefit	371,723
Other, net	(1,713)
Provision for income taxes	$ 3,848,852

11. Income Taxes (continued)

Temporary differences that give rise to the deferred tax liability, net at December 31, 2010, are as follows:

Deferred tax assets:	
Compensation and benefits	$ 1,315,738
Allowance for losses	578,373
Other	13,049
Total deferred tax assets	1,907,160
Deferred tax liabilities:	
Intangible assets	(3,858,801)
Depreciation of furniture, equipment, and leaseholds	(1,104,157)
Other	(37,284)
Total deferred tax liabilities	(5,000,242)
Deferred tax liability before valuation allowance for deferred tax assets, net	(3,093,082)
Valuation allowance for deferred tax assets	–
Deferred tax liability, net	$ (3,093,082)

The Company believes it is more likely than not that the deferred tax assets will be realized and, as such, has not recorded a valuation allowance on the deferred tax assets.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2007.

12. Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 of the Act, the Company has elected to determine its net capital requirements using the alternative method. Accordingly, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined in Rule 15c3-3. At December 31, 2010, the Company had net capital of $51,653,830; the minimum net capital requirement was $3,501,528; net capital maintained by the Company at December 31, 2010, was 30% of aggregate debits; and net capital in excess of the minimum requirement at December 31, 2010, was $48,152,302.

13. Related Parties

The Company had a payable to related parties of $5,416,937 as of December 31, 2010, which is included in other liabilities and deferred credits. The Company may make or receive payments on behalf of related parties, including Holdings or Plains, principally related to income taxes, financing, and other capital transactions.

Certain officers and directors hold customer accounts with the Company. At December 31, 2010, receivables from and payables to officers and directors are included in amounts receivable from and payable to customers and aggregated $197,542 and $414,444, respectively.

14. Commitments and Contingencies

Lease Commitments

Future minimum rental payments under noncancelable operating leases for office facilities for the fiscal years ended December 31 are as follows:

2011	$ 2,936,161
2012	2,400,828
2013	1,381,705
2014	763,618
2015	571,270
Thereafter	2,391,747
	$ 10,445,329

Rent expense for 2010 was $3,161,561.

Litigation

In November 2006, the Company received subpoenas from the SEC and the United States Department of Justice (DOJ) in connection with an investigation of possible antitrust and securities law violations, including bid-rigging, in the procurement of guaranteed investment contracts and other investment products for the reinvestment of bond proceeds by municipalities. The investigation is industry-wide and includes approximately 30 or more firms, including some of the largest U.S. investment firms.

14. Commitments and Contingencies (continued)

As a result of these SEC and DOJ investigations into industry-wide practices, the Company was initially named as a codefendant in cases filed in several different federal courts by various state and local governmental entities suing on behalf of themselves and a purported class of similarly situated governmental entities and a similar set of lawsuits filed by various California local government entities suing on behalf of themselves and a purported class of similarly situated government entities. All claims asserted against the Company in these purported class actions were subsequently dismissed. However, the plaintiffs in these purported class actions have filed amended complaints against other entities, and the Company is identified in these complaints not as a defendant, but as an alleged coconspirator with the named defendants.

Additionally, as a result of these SEC and DOJ investigations into industry-wide practices, the Company has been named as a defendant in 20 individual lawsuits (of which three were filed after December 31, 2010). These lawsuits have been brought by several California public entities and two New York nonprofit corporations that do not seek to certify a class. The Judicial Panel on Multidistrict Litigation has transferred or is in the process of transferring these cases to the United States District Court, Southern District of New York. The California plaintiffs allege violations of Section 1 of the Sherman Act and the California Cartwright Act. The New York plaintiffs allege violations of Section 1 of the Sherman Act and the New York Donnelly Act. The allegations against the Company are very limited in scope. The Company filed an answer to 17 lawsuits, will soon answer the three unanswered lawsuits, and intends to defend itself vigorously in these individual actions.

The Company is a defendant in various other legal matters arising in the normal course of business.

Management believes that the ultimate liability, if any, arising from these matters will not materially affect the Company's financial statements.

15. Retirement Plan

The Company has a defined contribution retirement plan pursuant to Section 401 of the Internal Revenue Code (the Code) whereby eligible participants may elect to contribute a percentage of their compensation up to a maximum allowed under the Code. In addition, the plan also provides for a matching contribution by the Company based on a percentage of participants' contributions. Contribution expense for the year ended December 31, 2010, was $1,132,031.

16. Stock-Based Compensation

The Company has one open incentive stock option plan, administered by Plains, that provides for the granting of stock options to officers and key employees.

The stock option plan was originally established in 2007 by Plains. The 2007 plan allows grants that could result in the issuance of up to 450,000 shares of Plains stock. At December 31, 2010, a total of 155,781 shares were available for grant under the plan, including shares issuable to the Company's option holders. Plains typically issues new shares upon exercise of option grants.

The exercise price of options granted under this plan will not be less than 100% of the fair market value of the common stock on the date of grant, unless an option is granted to a person who owns more than 10% of the common stock, in which case the exercise price will not be less than 110% of the fair market value of the common stock subject to the options granted. Options granted expire in no more than 10 years, unless an option is granted to a person who owns more than 10% of the common stock, in which case the options granted expire in no more than five years, or upon the termination of employment unless (i) the optionee retires, after which time he will have three months from the date of his retirement to exercise his options, or (ii) the optionee dies, after which time his legal representatives have the privilege for a period of six months after his death to exercise his options. Any new options granted in the future will vest in two years.

Information regarding Plains stock options held by the Company's employees during 2010 is as follows:

	Shares	Weighted-Average Exercise Price
Outstanding, January 1	279,720	$ 4.44
Exercised	(93,255)	3.27
Expiration	(70,647)	3.06
Outstanding, December 31	115,818	$ 6.24
Exercisable, December 31	115,818	$ 6.24

16. Stock-Based Compensation (continued)

The total intrinsic value of options exercised during the year ended December 31, 2010, was $868,677. At December 31, 2010, the intrinsic value of options outstanding and exercisable was $581,942.

As of and for the year ended December 31, 2010, there was no compensation expense or unrecognized cost related to the stock option plan for the Company's employees as all options fully vested prior to 2010.

On March 18, 2010, Plains' board of directors adopted the PlainsCapital Corporation 2010 Long-Term Incentive Plan (the 2010 Plan). The 2010 Plan allows for granting of nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards, dividend equivalent rights, and other awards to employees of Plains, its subsidiaries, and outside directors of Plains. In the aggregate, 626,662 shares of common stock may be issued pursuant to awards granted under the 2010 Plan.

Plains has granted shares of restricted stock and restricted stock units to a group of officers and key employees of the Company. Information regarding Plains shares of restricted stock and restricted stock units held by the Company's employees during 2010 is as follows:

	Shares	Grant-Date Fair Value
Non-vested, January 1	131,143	$ 1,486,286
Transfer of employee to affiliate	(12,857)	(145,714)
Granted	10,000	126,700
Vested	(21,214)	(242,434)
Non-vested, December 31	107,072	$ 1,224,838

The shares of restricted stock and restricted stock units vest in equal annual installments over periods of five to seven years, with such vesting accelerated in full in the event of a change of control or initial public listing. If the restricted stock and restricted stock units vest on an accelerated basis, the entire unrecognized cost related to the restricted stock and restricted stock units would be recognized in noninterest expenses immediately. During the year ended December 31, 2010, the Company recorded compensation expense of $242,434 related to restricted stock and restricted stock units. At December 31, 2010, deferred stock compensation related to non-vested restricted stock and restricted stock units was $1,224,838. The Company expects to recognize that cost as compensation expense over the remaining five years.

17. Financial Instruments with Off-Statement of Financial Condition Risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-statement of financial condition market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

As part of its normal brokerage activities, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-statement of financial condition market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions where necessary.

A portion of the Company's customer activity involves the sale of securities not yet purchased and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the ordinary course of business, the Company's clearing agreements contain certain elements that meet the accounting definition of a guarantee. The Company performs securities execution on behalf of its clients for whom it commits to settle with a clearinghouse or broker-dealer. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Company arranges secured financing by pledging Company and unpaid customer securities for bank loans, repurchase agreements, and securities loaned and to satisfy margin deposits of clearing organizations. In the event the counterparty is unable to return such securities pledged, the Company may be exposed to the risk of acquiring the securities at prevailing market prices or holding collateral possessing a market value less than that of the related pledged securities. The Company seeks to control these risks by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

17. Financial Instruments with Off-Statement of Financial Condition Risk (continued)

In the normal course of business, the Company enters into when-issued underwriting and purchase commitments. Transactions related to such commitments, which were open at year-end and subsequently settled, had no material effect on the Company's financial position.

18. Collateral

The Company receives collateral in connection with securities purchased under agreements to resell, securities-borrowed transactions, and margin loans. Under many agreements, the Company is permitted to sell or repledge the securities held as collateral, use the securities to enter into securities-lending arrangements, or deliver to counterparties to cover short positions. At December 31, 2010, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $447,492,405 and the fair value of the collateral that had been sold or repledged was $224,780,965. The Company held securities purchased under agreements to resell totaling $79,951,427, collateralized by U.S. government agency certificates with a market value of $82,847,111.

Supplemental Schedules

First Southwest Company

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant To Rule 15c3-1 under the Securities Exchange Act of 1934

As of December 31, 2010

Net capital:	
Total stockholder's equity	$ 74,949,236
Other allowable credits*	11,025,147
Total capital and allowable subordinated liabilities	85,974,383
Deductions and/or charges:	
Nonallowable assets	(31,447,075)
Aged fail-to-deliver	(248,235)
Aged short security of differences	(17,685)
Other deductions	(1,813,640)
Total deduction and/or charges	(33,526,635)
Net capital before haircuts on securities positions	52,447,748
Haircuts on securities	(793,918)
Net capital	51,653,830
Net capital requirement – Greater of 2% of aggregate debit items as shown in computation of special reserve requirement on Schedule II ($175,076,395 × 2% = $3,501,528) or $250,000	3,501,528
Excess net capital	$ 48,152,302
Net capital in excess of the greater of 5% of aggregate debit items or $120,000	$ 42,900,010

Note: The above computation does not differ materially from the amended and reconciled computation of net capital prepared by the Company as of December 31, 2010, and filed with the Financial Industry Regulatory Authority on February 22, 2011, on amended Form X-17a-5.

*Other allowable credits includes intangible assets, net of accumulated amortization.

First Southwest Company

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

As of December 31, 2010

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	83,190,143
Monies payable against customers' securities loaned		59,691,617
Customers' securities failed to receive		472,401
Credit balances in firm accounts which are attributable to principal sales to customers		14,624
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days		248,887
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		427,500
Other		12,468,353
Total credit items		156,513,525
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		161,985,921
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		900,410
Margin required and on deposit with the OCC for all option contracts written or purchased in customer accounts		12,185,564
Failed to deliver of customers' securities not older than 30 calendar days		4,500
Gross debits		175,076,395
Less 3% charge		(5,252,292)
Total debit items		169,824,103
Excess of total debits over total credits	$	13,310,578
Reserve requirement – December 31, 2010	$	–
Amount held on deposit in reserve bank accounts – December 31, 2010	$	–

Note: The above computation does not differ materially from the computation for determination of reserve requirements prepared by the Company as of December 31, 2010, and filed with the Financial Industry Regulatory Authority on February 22, 2011, on amended Form X-17a-5.

First Southwest Company

Schedule III – Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15C3-3 under the Securities Exchange Act of 1934

As of December 31, 2010

	Market Value	No. of Items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2010 (for which instructions to reduce to possession or control had been issued as of December 31, 2010, but for which the required action was not taken within the time frames specified under Rule 15c3-3)	none	none
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2010, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3	none	none

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Supplemental Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
First Southwest Company

In planning and performing our audit of the financial statements of First Southwest Company (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

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